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                                   Exhibit 8





Board of Directors                            Board of Directors
Camco Financial Corporation                   Westwood Homestead Financial Corp.
814 Wheeling Avenue                           3002 Harrison Avenue
Cambridge, Ohio 43725                         Cincinnati, Ohio 45211

Dear Directors:


         We have reviewed the Agreement of Merger and Plan of Reorganization (the "Agreement") dated August 6, 1999, by and among Camco Financial Corporation, a Delaware corporation ("Camco"), Westwood Homestead Financial Corporation, an Indiana corporation ("WHFC"), and The Westwood Homestead Savings Bank, a savings bank organized under Chapter 1161 of the laws of the State of Ohio, which is a wholly-owned subsidiary of WHFC ("Bank"), with a view to rendering our opinion on the federal income tax consequences of the proposed merger of WHFC with and into Camco.

                                   THE MERGER
                                   ----------


         The transaction contemplated by the Agreement is a merger (the "Merger") under the laws of the State of Delaware and the State of Indiana, and applicable federal laws and regulations of WHFC with and into Camco. Camco will be the surviving corporation, and the separate existence of WHFC will cease.


         At the Effective Time of the Merger, each of the outstanding shares of WHFC common stock (the "WHFC Shares") will be canceled and extinguished in consideration and exchange for $5.20 in cash and 0.611 share of Camco common stock (the "Camco Shares"), subject to adjustment to reflect any stock split, stock dividend or distributions in, or combinations or subdivisions of, Camco Shares, between August 6, 1999, and the Effective Time as defined in the Agreement.



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         No fractional shares will be issued, and cash will be paid in lieu of fractional shares based on the average of the bid and asked price quotes of the Camco Shares as reported on the NASDAQ National Market System by a mutually agreed upon authoritative source on the last day of trading of Camco Shares prior to the date of Closing.

         Shareholders of WHFC are not entitled to the appraisal rights described in Section 23-1-44-8 of the Indiana Business Corporation Law.

         In connection with the Merger, management of Camco or WHFC have made the following representations:

                  1. The fair market value of the Camco Shares and cash consideration to be received by each WHFC stockholder will be approximately equal to the fair market value of the WHFC Shares surrendered by each such stockholder pursuant to the Merger.

                  2. There is no plan or intention by the WHFC stockholders who own one percent (1%) or more of WHFC Shares, and, to the best of the knowledge of WHFC's management, there is no plan or intention on the part of the remaining WHFC stockholders, to sell, exchange, or otherwise dispose of a number of Camco Shares received in the Merger which would reduce the WHFC's stockholders' ownership of Camco Shares to a number of shares having a value, as of the date of the Merger, of less than fifty percent (50%) of the value of all of the formerly outstanding stock of WHFC as of the same date. [For purposes of this representation, WHFC Shares exchanged for cash or other property or exchanged for cash in lieu of fractional Camco Shares, will be treated as outstanding WHFC Shares on the date of the Merger. Moreover, WHFC Shares and Camco Shares held by the WHFC stockholders and otherwise sold, redeemed, or disposed of prior or subsequent to the Merger will be considered in making this representation.]

                  3. The liabilities of WHFC assumed by Camco and the liabilities to which the transferred assets of WHFC are subject were incurred by WHFC in the ordinary course of its business.

                  4. Camco has no plan or intention to reacquire any of Camco Shares issued in the Merger.



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                  5.       Camco has no plan or intention to sell or otherwise
                           dispose of any of the assets of WHFC acquired in the Merger, except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C) of the Internal Revenue Code of 1986, as amended (the "Code").

                  6. Following the Merger, Camco will continue the historic business of WHFC or use a significant portion of WHFC's business assets in a business.

                  7. WHFC, WHFC's stockholders, and Camco will pay their respective expenses, if any, incurred in connection with the Merger.

                  8. There is no intercorporate indebtedness existing between Camco and WHFC that was issued, acquired, or will be settled, at a discount.

                  9. No two parties to the Merger are "investment companies" as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.

                  10. WHFC is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of
                           Section 368(a)(3)(A) of the Code.

                  11. The fair market value of the assets of WHFC transferred to Camco will equal or exceed the sum of the liabilities assumed by Camco, plus the amount of liabilities, if any, to which the transferred assets are subject.

                  12. The payment of cash in lieu of fractional Camco Shares is solely for the purpose of avoiding the expense and inconvenience to Camco of issuing fractional shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the Merger to WHFC stockholders instead of issuing fractional Camco Shares will not exceed one percent (1%) of the total consideration that will be issued in the Merger to the stockholders in exchange for their WHFC Shares. The fractional share interests of each stockholder will be aggregated, and no WHFC stockholder will receive cash in an amount equal to or greater than the value of one (1) full Camco Share.



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Board of Directors
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                                   DISCUSSION
                                   ----------


         Section 368(a)(1)(A) of the Code defines a reorganization to include a statutory merger. Since the Merger will be a statutory merger under the laws of the State of Delaware and the State of Indiana, this statutory requirement is satisfied.

         In addition, certain non-statutory requirements have been imposed by the courts and by the Internal Revenue Service in determining whether reorganizations are in compliance with Section 368 of the Code. These include requirements that there be a business purpose for the reorganization, that there be a continuity of the business enterprise of the acquired corporation, and that the shareholders of all corporate parties to the reorganization emerge with some continuing proprietary interest in the entity resulting from the reorganization.
Section 3.02 of Revenue Procedure 77-37, 1977-2 C.B. 568, provided that the continuity of interest requirement is satisfied "if there is a continuing interest through stock ownership in the acquiring or transferee corporation . .
 . on the part of the former shareholders of the acquired or transferor corporation which is equal in value, as of the effective date of the reorganization, to at least fifty percent (50%) of the value of all of the formerly outstanding stock of the acquired or transferor corporation as of the same date."

         Pursuant to the representations that have been made, it is our opinion that the non-statutory requirements of business purpose and continuity of business enterprise are satisfied. Furthermore, assuming that the value of Camco Shares to be received by WHFC stockholders in the Merger exceeds the amount of cash boot and cash paid for fractional shares, the continuity of interest requirement will be satisfied in that WHFC stockholders will receive Camco Shares equal in value to the WHFC Shares exchanged therefor, which will ensure that WHFC stockholders will have a continuing interest through stock ownership in Camco which is equal in value to at least fifty percent (50%) of the value of all the formerly outstanding WHFC Shares as of the effective date of the Merger.

         Even though the Merger will be a "tax-free" reorganization, WHFC stockholders will receive tax free only Camco Shares in accordance with Section 354 of the Code. Section 356(a)(1) of the Code provides that if a stockholder of the acquired corporation in a reorganization receives "boot" as well as nonrecognition property, his or her gain, if any, is to be recognized, but in an amount not in excess of the boot. Since WHFC stockholders will receive cash boot for each WHFC Share in addition to receiving Camco Shares, their gain, if any, must be recognized, but not in excess of the cash received. Section 356(c), however, precludes a WHFC stockholder from recognizing any loss which may be realized on the exchange of WHFC Shares for both Camco Shares and cash.

         Section 356 also determines whether any gain realized will be taxed as an ordinary dividend or as capital gain. Section 356(a)(2) provides that, if the exchange has the "effect of the distribution of a dividend," the taxpayer's recognized gain must be so treated to the


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extent of his ratable share of earnings and profits. Such dividend will qualify for the dividends-received deduction generally allowed to corporations, subject to certain limitations under the Code. In determining whether the receipt of boot has the effect of the distribution of a dividend, the courts and the Internal Revenue Service agree that the principles developed in interpreting the redemption provisions of Section 302 of the Code are applicable to cases under
Section 356. WRIGHT V. U.S., 482 F.2d 800 (8th Cir. 1973); SHIMBERG V. U.S., 577 F.2d 283 (5th Cir. 1978); Rev. Rul. 74-515, 1974-2 C.B. 118; Rev. Rul. 74-516,
1974-2 C.B. 121. Furthermore, the precise formula for the application of a
Section 302(b)-type analysis to acquisitive reorganizations was prescribed by the United States Supreme Court in COMMISSIONER V. CLARK, 489 U.S. 726, 109 S.Ct. 1455 (1989). In CLARK, the Court treated a tax-free exchange of stock accompanied by cash boot as though the stockholder of the acquired corporation had received only stock of the acquiring corporation, part of which stock was immediately redeemed by the acquiring corporation for cash. The IRS reflected this conclusion in Rev. Rul. 93-61, 1993-2 C.B. 188. This ordering almost always will produce a disproportionate redemption under Section 302(b)(2) or at least a meaningful reduction under Section 302(b)(1) and, therefore, result in a capital gain treatment.

         In general, in order for a holder of WHFC Shares to qualify for substantially disproportionate redemption treatment under Section 302(b)(2), the following conditions must be satisfied immediately after the Merger: such stockholder owns less than fifty percent (50%) of the total combined voting power of all classes of stock entitled to vote, and such stockholder's percentage ownership of the total number of Camco Shares outstanding after the Merger is less than eighty percent (80%) of the percentage of ownership that he or she would have had of the total number of Camco Shares that would have been outstanding after the Merger if all WHFC stockholders (including such stockholders) had received solely Camco Shares with no cash boot.

         This determination must take into account WHFC Shares or Camco Shares actually owned by a WHFC stockholder or constructively owned by such stockholder under the constructive ownership rules of Section 318 of the Code. Under Section 318, a stockholder is considered to own shares that are directly or indirectly owned by certain members of his or her family or by certain trusts, partnerships or corporations in which he or she has an ownership or beneficial interest. He or she is also considered to own any shares with respect to which he or she holds options. The constructive ownership rules are important in determining whether the tests contained in Section 302 are met. In certain cases, a holder of WHFC Shares may be deemed to own constructively Camco Shares held by persons who do not own WHFC Shares and do not participate in the Merger.




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                                    OPINIONS
                                    --------


Therefore, based on the description of the Merger in the Agreement, the representations set forth above upon which we have relied, and the foregoing legal authorities, it is our opinion that:

                  1. The Merger will constitute a reorganization under Section 368(a)(1)(A) of the Code. Camco and WHFC will each be a party to the reorganization.

                  2. No gain or loss will be recognized to WHFC upon the transfer of its assets to Camco in exchange for Camco's Shares, cash boot, and the assumption by Camco of liabilities of WHFC.

                  3. No gain or loss will be recognized to Camco on the receipt of the assets of WHFC in exchange for Camco Shares and cash.

                  4. The basis of the assets of WHFC in the hands of Camco will be the same as the basis of such assets in the hands of WHFC immediately prior to the Merger.

                  5. The holding period of the assets of WHFC to be received by Camco will include the period during which the assets were held by WHFC.

                  6. The gain, if any, to be realized by a WHFC stockholder who receives Camco Shares and cash in exchange for his or her WHFC Shares will be recognized, but not in excess of the amount of cash received. If the exchange has the effect of the distribution of a dividend (determined with the application of Section 318), then the amount of gain recognized that is not in excess of such stockholder's ratable share of undistributed earnings and profits will be treated as a dividend. The determination of whether the exchange has the effect of a distribution of a dividend will be made on a stockholder-by-stockholder basis in accordance with the principles set forth in COMMISSIONER
                      V. CLARK, 49 U.S. 726 (1989) and Rev. Rul. 93-61, 1993-2
                      C.B. 188. No loss will be recognized pursuant to Section 356(c).

                  7. The basis of the Camco Shares (including any fractional share interest) to be received by a WHFC stockholder will be the same as the basis of the WHFC Shares surrendered in exchange therefor, decreased by the amount of cash received, and increased by the amount of gain which was recognized on the exchange. The holding period of Camco Shares (including any fractional share interest) to be received by such WHFC


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                      stockholder will be the same as the holding period of the
                      WHFC Shares surrendered in exchange therefor.

                  8. Payment of cash to a WHFC stockholder in lieu of fractional Camco Shares will be treated as if such shares were distributed as part of the exchange and then redeemed by Camco. The payment received by a WHFC stockholder will be treated as having been received as a distribution in full payment and exchange for the shares redeemed as provided in Section 302(a) of the Code.

                               OVERALL EVALUATION
                               ------------------


           Based upon, and subject to, the foregoing, it is our opinion that the Merger should result in the federal income tax consequences described above.


           This opinion is not binding on the Internal Revenue Service and no ruling has been, or will be, requested from the Internal Revenue Service as to any federal income tax consequence described above. Although this opinion is based upon our best interpretation of current provisions of the Code and the Treasury Department regulations promulgated thereunder, as well as existing court decisions and administrative rulings and procedures, and sets forth the conclusions we believe would be reached by a court if the issues were properly briefed and presented to it, no assurance can be provided that a court in fact would agree with our interpretation. Further, no assurance can be provided that the applicable law will not change in a manner that will adversely affect these consequences, and any such adverse change could be retroactive.


           No opinion is expressed as to any federal income tax consequence other than as specifically set forth herein, and no opinion is expressed with respect to the amount or timing of any federal income tax deduction or credit or with respect to any tax issue arising under state, local, or foreign tax provisions. Further, any change in the facts as set forth herein or in the Agreement or the representations could affect this opinion, perhaps in an adverse manner.

                                           Very truly yours,




                                           Vorys, Sater, Seymour and Pease LLP